Commission File No. 001-31403

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

TRANSITION REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Transition Period from December 31, 2005 to January 13, 2006

CONECTIV SAVINGS AND INVESTMENT PLAN
(Full title of plan)

PEPCO HOLDINGS, INC.
(Name of issuer of securities held pursuant to the plan)

701 NINTH STREET, N.W.
WASHINGTON, D. C. 20068
(Address of principal executive office)

CONECTIV SAVINGS AND INVESTMENT PLAN - FINAL

Financial Statements and Supplemental Schedule as of January 13, 2006 and December 30, 2005 and for the period December 31, 2005 to January 13, 2006

CONECTIV SAVINGS AND INVESTMENT PLAN - FINAL

Table of Contents

* Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
Conectiv Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Conectiv Savings and Investment Plan (the Plan), as of January 13, 2006 and December 30, 2005, and the related statement of changes in net assets available for benefits for the period December 31, 2005 to January 13, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 13, 2006 and December 30, 2005, and the changes in its net assets available for benefits for the period December 31, 2005 to January 13, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(j) - Schedule of Reportable Transactions for the period December 31, 2005 to January 13, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus LLP

Washington, DC
July 12, 2006

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CONECTIV SAVINGS AND INVESTMENT PLAN - FINAL

Statements of Net Assets Available for Benefit
As of

	January 13, 2006		December 30, 2005
Investments, at fair value			
Registered investment companies:			
Baron Asset Fund	$ -		$ 3,781,754
T. Rowe Price International Stock Fund	-		5,664,302
Vanguard 500 Index Fund Investor Shares	-	*	34,082,394
Vanguard Growth and Income Fund Investor Shares	-	*	82,782,391
Vanguard LifeStrategy Growth Fund	-		6,366,244
Vanguard LifeStrategy Moderate Growth Fund	-		9,557,254
Vanguard Mid-Cap Index Fund	-		12,789,648
Vanguard PRIMECAP Fund	-	*	28,952,254
Vanguard Small-Cap Index Fund Investor Shares	-		7,560,855
Vanguard Total Bond Market Index Fund	-	*	34,225,548
Vanguard Value Index Fund Investor Shares	-		5,349,980
Vanguard Windsor II Fund Investor Shares	-		1,827,768
Total	-		232,940,392
Vanguard Retirement Savings Trust	-	*	74,840,483
Pepco Holdings, Inc. Common Stock Fund	-	*	51,153,712
Participant Loans	-		5,828,702
Total investments	-		364,763,289
Receivables			
Employer's contributions	-		217,169
Participants' contributions	-		595,524
Dividends receivable	-		375,985
Total receivables	-		1,188,678
Net assets available for benefits	$ -		$ 365,951,967

* Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

CONECTIV SAVINGS AND INVESTMENT PLAN - FINAL

Statement of Changes in Net Assets Available for Benefit

	For the period December 31, 2005 to January 13, 2006
Additions	
Investment income:	
Interest and dividend income, investments	$ 214,523
Interest income, participant loans	18,196
Net appreciation in fair value of investments	8,477,733
Net investment income	8,710,452
Contributions:	
Employer	201,474
Participants	653,733
Total Contributions	855,207
Other Additions	-
Net additions	9,565,659
Deductions	
Payment of benefits	919,795
Total deductions	919,795
Net increase before Plan Merger Transfers	8,645,864
Plan Merger Transfers	(374,597,831)
Net decrease	(365,951,967)
Net assets available for benefits:	
Beginning of period	365,951,967
End of period	$ -

The accompanying notes are an integral part of the financial statements.

CONECTIV SAVINGS AND INVESTMENT PLAN - FINAL

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Conectiv Savings and Investment Plan (the "Plan"), a defined contribution plan, provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Merger - Effective January 13, 2006

In August 2005, an amendment was approved to merge the Plan and three other existing Pepco Holdings, Inc. ("PHI") Savings Plans into a single Plan with Vanguard as the trustee and recordkeeper. In October 2005, amendments were approved to structure the plans with a single Master Plan and five sub plans (Management, Local 1900, Local 1238, Local 1307, Local 210 and Local 210-5). Further, the amendments 1) redefined the Plan year as a calendar year, January 1 through December 31; 2) provided immediate eligibility to part time employees working more than 20 hours per week; 3) increased contribution maximums to 65% of base salary, pre-tax or after-tax or any combination thereof; 4) allowed matching funds on after tax contributions; 5) added tax delinquencies to the list of hardship causes and removed "other withdrawals" from the hardship rules; 6) increased the maximum number of loans a participant can have from two to four; and 7) allowed for periodic partial post-retirement withdrawals. These amendments became effective January 13, 2006.

Also, in 2005 as part of the integration of all PHI Savings Plans, the Investment Committee approved a new list of investment options. The options include: 1) six (6) age-based target retirement funds; 2) nine (9) core funds including PHI Common Stock Fund and a Stable Value Fund; and, 3) 51 other investment funds available through a mutual fund window. These amendments became effective January 13, 2006.

Effective January 13, 2006, Company matching contributions for Local Union 210-5 participants was changed to 50% up to 6% of the base pay contributed. Additionally, all participants are provided an option to reinvest dividends on PHI Common Stock or to receive those dividends in cash.

In connection with these changes, effective January 13, 2006, all assets in the Plan were merged into the Pepco Holdings, Inc. Retirement Savings Plan and are reflected on the Statement of Changes in Net Assets Available for Benefits as Plan Merger Transfers.

Participation

All non-bargaining unit employees of Delmarva Power, Atlantic City Electric, PHI. Service Company, and Conectiv Energy Services, wholly owned subsidiaries of Pepco Holdings, Inc. (the "Company") and Local 210-5 Employees are eligible to participate upon hire. All Local 1238 Employees, and Local 1307 Employees are eligible to participate once they have completed a period of service of six months.

CONECTIV SAVINGS AND INVESTMENT PLAN - FINAL

Notes to Financial Statements

Contributions

Participants could contribute from 1% to 50% of their base pay, not to exceed the maximum allowable under the Internal Revenue Code ("IRC"). For non-bargaining unit employees and local 210-5 employees, the Company provided matching contributions equal to 100% on the first 3% of base pay contributed by the employee and 50% on the next 3% of base pay contributed. For employees who are members of local 1238 or 1307, the Company provided matching contributions equal to 50% up to 5% of the base pay contributed. Participants age 50 and older (by year end) and meeting one of the IRS pre-tax contribution limits are eligible to make catch-up contributions. The catch-up contribution limit for 2005 was $4,000.

The Company may make its matching contribution, either by contribution of cash to purchase PHI common stock or with newly issued or purchased shares of PHI common stock. Participants may elect to contribute on an after-tax and/or before-tax basis and to invest their contributions among the twelve registered investment company mutual funds, one collective trust and the Pepco Holdings, Inc. Common Stock fund at their discretion. Dividends earned on the PHI common stock invested for the benefit of the participants is reinvested in PHI common stock, which may, at the Company's option, be purchased by the Plan trustee on the open market or from PHI.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and earnings (losses) attributable to the participant's investments. Participant accounts are impacted by expenses charged by funds and disclosed in the Fund prospectus. Also, certain funds charge redemption fees paid by the participant. There are no brokerage fees commissions or transfer taxes. All other administrative fees are paid by the Plan. Allocations are based on participant account balances, as defined in the Plan document.

Vesting

Upon enrollment in the Plan, participants are fully vested at all times in all amounts held in their accounts.

Participant Loans

The Plan allows participants to obtain loans from their individual accounts. Participants may borrow up to $50,000 or 50% of their account balance subject to a minimum loan of $1,000, subject to IRS limitations. Loans have terms from one to five years and bear interest at the average rate charged by at least three financial institutions selected by the Plan Administrator and adjusted monthly. Principal and interest is paid ratably through payroll deductions or by prepayment in a lump sum. A participant may not have more than two loans outstanding at any time. A participant may pre-pay a loan at any time without penalty. A participant's loan is repayable within a maximum of five years or immediately upon termination of employment, unless the loan is for the purchase of a primary residence for which the repayment period is the maximum of 15 years. Loans are secured by a lien on the participant's interest in the Plan.

CONECTIV SAVINGS AND INVESTMENT PLAN - FINAL

Notes to Financial Statements

Payment of Benefits

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant's beneficiary is entitled to the full amount of his account as valued on the applicable valuation date. In the event of a participant's death, distribution of the participant's account balance will be made as soon as administratively practicable upon the receipt of appropriate documentation from the designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions of a participant's account may be made in (1) a lump sum cash payment (2) in regular installments for a period not exceeding the joint and survivor life expectancy of the participant and his or her spouse or other beneficiary or (3) partial lump sums upon the request of the participant, with certain limitations stated in the Plan. Distributions from the Pepco Holdings, Inc. Common Stock Fund may be made in PHI common stock or cash. Distributions cannot be deferred beyond age 70 -1/2.

While employed, a participant may make certain withdrawals upon written notice of basic and supplemental contributions for the reason of financial hardship, as defined in the Plan. At the age of 59-1/2, the participant may withdraw any portion of this basic and supplemental contribution amounts.

After making a hardship withdrawal of before-tax contributions, a participant is prohibited from making contributions or receiving Company matching contributions for a period of six months. A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of his or her after-tax contributions. During this suspension period, no matching contributions will be credited to the participant's account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan in whole or in part at any time for any reason.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

CONECTIV SAVINGS AND INVESTMENT PLAN - FINAL

Notes to Financial Statements

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for investment contracts (See Note 3 - Investment Contracts). Shares of registered investment companies' mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The carrying value of participant loans approximates fair value. Common stock is valued at closing price on its principal exchange.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Payment of Benefits
Benefits are recorded when paid.

Contributions
Participants' contributions are recorded in the period of the related payroll deductions. The Company's matching contributions are recorded in the period of the related participants' contributions.

NOTE 3 - INVESTMENT CONTRACTS

The Plan invests in guaranteed investment contracts through the Vanguard Retirement Savings Trust (the "Trust"). The Trust is a tax-exempt collective trust registered in the State of Pennsylvania, which invests primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The Trust intends to maintain a constant net asset value of $1.00 per unit. The value of these investments are used to derive the unit value of the Trust and are stated at contract value.

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CONECTIV SAVINGS AND INVESTMENT PLAN - FINAL

Notes to Financial Statements

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the components of and the significant changes in net assets relating to the Plan's nonparticipant-directed investments are as follows:

	January 13, 2006	December 30, 2005
Pepco Holdings, Inc. Common Stock Fund	-	$ 51,153,712

Changes in net assets for the period December 31, 2005 to January 13, 2006:

Contributions	$	223,697
Interest and dividend income		-
Net appreciation in fair value of investments		1,499,664
Benefits paid to participants		(68,576)
Transfers out		(52,862,726)
Transfers to participant-directed investments		39,429
Other		14,800
Total	$	(51,153,712)

NOTE 5 - INVESTMENTS

During the period December 31, 2005 to January 13, 2006, the Plan's investments (including gains and losses on investments bought, sold and transferred during the period) appreciated in value as follows:

Registered Investment Companies mutual funds	$	6,978,069
Common Stock		1,499,664
Total	$	8,477,733

NOTE 6 - RELATED PARTY TRANSACTIONS

Vanguard Fiduciary Trust Company ("VFTC") serves as the Plan's trustee. The Plan invests in shares of mutual funds managed by an affiliate of VFTC. Therefore, transactions in such investments qualify as party-in-interest transactions. In addition, participant loans are related party transactions.

Pepco Holdings, Inc., as the Plan sponsor, is also a related party. Purchases and sales of PHI common stock were made during the period. The amount of PHI common stock included in Investments was zero and $51,153,712 at January 13, 2006 and December 30, 2005, respectively.

CONECTIV SAVINGS AND INVESTMENT PLAN - FINAL

Notes to Financial Statements

NOTE 7 - PLAN EXPENSES

All administrative expenses incurred in the administration of the Plan are paid by the Company.

NOTE 8 - TAX STATUS

The Internal Revenue Service had determined and informed the Company by letter dated October 9, 2003 that the Plan was qualified under IRC Section 401(a). The Plan has been amended or restated since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Additional Information

CONECTIV SAVINGS AND INVESTMENT PLAN - FINAL

Schedule H - Line 4(j)
Schedule of Reportable Transactions
For the period December 31, 2005 to January 13, 2006

Conectiv Savings and Investment Plan, EIN 52-2297449

Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
The Vanguard Group	Vanguard 500 Index Inv		$35,424,074	$ 30,080,321	35,424,074	$ 5,343,753
The Vanguard Group	Vanguard Growth & Income Inv		85,677,167	66,083,948	85,677,167	19,593,219
The Vanguard Group	Vanguard PRIMECAP Fund		30,327,294	24,969,261	30,327,294	5,358,033
The Vanguard Group	Vanguard Total Bond Mkt Index		34,643,166	34,256,534	34,643,166	386,632
The Vanguard Group	Vanguard Retire Savings Trust		65,892,517	65,892,517	65,892,517	-
The Vanguard Group	Conectiv Co Common Stock Fund		53,001,833	40,985,166	53,001,833	12,016,667

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Exhibits:

Exhibit 23   Consent of Independent Registered Public Accounting Firm -Filed herewith.

<u>SIGNATURE</u>

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONECTIV SAVINGS AND INVESTMENT PLAN

By: /s/ Dennis R. Wraase
               Dennis R. Wraase, Chairman
               Administrative Board

Date: July 12, 2006

Exhibit 23

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We consent to the incorporation by reference in the Registration Statement of Pepco Holdings, Inc. on Form S-8 (File No. 333-131371) of our report dated July 12, 2006 relating to the statement of net assets available for benefits as of January 13, 2006 and December 30, 2005, and the statement of changes in net assets available for benefits for the period December 31 2005 to January 13, 2006 and the related supplemental Schedule H, line 4j - Schedule of Reportable Transactions for the period December 31, 2005 to January 13, 2006 which report appears in the January 13, 2006 report on Form 11-K of the Conectiv Savings and Investment Plan.

Washington, DC
July 12, 2006